

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
Alex J. DeYonker
Executive Vice President, General Counsel, and Secretary
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, MI

> **Re: Spartan Stores, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 25, 2013**
> **File No. 333-190730**

Dear Mr. DeYonker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find More Information, page 158

1. We note your response to comment 12 in our letter dated September 19, 2013. Please also include in this section the current report on Form 8-K filed by Nash-Finch on February 13, 2013.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-2

2. We note your response to comment 13 in our letter dated September 19, 2013. Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please note that this undertaking is applicable to offerings made outside the scope of Rule 415 and that

this undertaking is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A under the Securities Act.

Exhibit Index, page II-6

Exhibit 8.1

3. We note counsel's statement in the last paragraph of the opinion that the opinion may be relied upon only by the Spartan Stores, Inc. and the Commission. Please have counsel remove this limitation, as investors are entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gordon R. Lewis, Esq.